*AM
3-7-2003

03012902

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-6-03

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
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RECEIVED MAR 03 2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37590

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Laguna Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 N.First Street
(No. and Street)

San Jose, CA 95112
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alex Alonzo (408) 295-5600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yun Ye
(Name – *if individual, state last, first, middle name*)

161 Stevie Court, Fremont, CA 94539
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/20

OATH OR AFFIRMATION

I, Yun Ye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Laguna Financial Corporation, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CPA

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of SANTA CLARA

Subscribed and sworn to before me
this 20th day of FEB, 2003
by YUN YE
Name of Signer

Notary public

L. B. STANDISH
Commision #1212865
Notary Public - California
Santa Clara County
My Comm. Expires Apr. 9, 2003

OATH OR AFFIRMATION

I, Alex Alonzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Laguna Financial Corporation, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of SANTA CLARA

Subscribed and sworn to before me
this 20TH day of FEB, 2003
by ALEX ALONZO
Name of Signer

Notary public

L. B. STANDISH
Commision #1212865
Notary Public - California
Santa Clara County
My Comm. Expires Apr. 9, 2003

LAGUNA FINANCIAL CORPORATION

AUDITED
FINANCIAL STATEMENTS
For the Year Ended December 31, 2002

LAGUNA FINANCIAL CORPORATION

CONTENTS:

Yun Ye, CPA
Fremont, California

Accountant's Audit Report

Board of Directors
Laguna Financial Corporation
650 North First Street
San Jose, CA 95112

I have audited the accompanying balance sheet of Laguna Financial Corporation as of December 31, 2002, and the related statement of income, retained earnings, and cash flow for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion of these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly in all material respects, the financial position of Laguna Financial Corporation as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion of the basic financial statements taken as a whole. The supplemental schedules and reports on pages 8 through 12 are presented for purposed of additional analysis and are not a required part of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

February 18, 2003

LAGUNA FINANCIAL CORPORATION
Balance Sheet
December 31, 2002

Assets		
Current Assets		
Cash	$	1,442
Accounts Receivable		23,624
Prepaid Expenses		5,250
Total Current Assets		30,316
Securities Owned		
Marketable, at market value		97,260
Not readily marketable, at estimated fair value		3,300
Total investment in Securities		100,560
Property & Equipment: (Note 1)		
Equipment & Vehicle		15,274
Less Accumulated Depreciation value		(15,274)
Net property & Equipment		-
Deposit		300
Total Assets	$	131,176
Liabilities & Stockholders Equity		
Current Liabilities		
Accounts Payable	$	-
Margin Account - Emmett Larkin		7,386
Deferred Tax		92
Income Tax Payable		800
Other payable		102
Pension payable		-
Total Current Liabilities		8,380
Long-term Liabilities		
Total Long-term Liabilities		-
Total Liabilities		8,380
Stokholders Equity		
Common Stock, no par value, 1,000 shares authorized		
200 shares issued & outstanding		42,000
Retained Earnings		80,796
Total Stockholders Equity		122,796
Total Liabilities and Stockholders Equity	$	131,176

See accompanying auditor's report and notes to financial statements

LAGUNA FINANCIAL CORPORATION
Statement of Income
For the year ended December 31, 2002

Revenue		
Commissions	$	87,289
Dividend Income		1,914
Interest Income		5
Realized gain (loss) sale of investments		(3,615)
Unrealized holding gain (loss) on inv.		(34,630)
Total Revenue		50,964
Operating Expenses:		
Bank Charges	$	52
Client cost		215
Dues & subscriptions		2,228
Filing Fees		
Insurance		676
Interest		1,164
Legal & professional		600
License		250
Profit Sharing		6,250
Penalty		73
Salary		25,000
Supplies		4
Taxes/payroll		2,025
Telephone		669
Total Operating Expense		39,206
Net Income (loss) before Income Taxes		
Income Taxes (Note 5)		
Taxes- Federal		-
Taxes- State		800
Total Income Taxes		800
Net Income	$	10,958

See accompanying auditor's report and notes to financial statements

LAGUNA FINANCIAL CORPORATION
Statement of Changes in Stockholders' Equity
For the year ended December 31, 2002

Balance December 31, 2001	$	111,838
Net Income (Loss) for the year		10,958
Balance December 31, 2002	$	122,796

See accompanying auditor's report and notes to financial statements

LAGUNA FINANCIAL CORPORATION
Statement of Cash Flows
For the year ended December 31, 2002

Cash flows from operating activities:	
Net Income (Loss)	10,958
Adjustments to reconcile net income to net cash provide by operating activities	
Depreciation	
Loss on sale of investments	3,615
Unrealized loss on investment	34,630
(Increase)Decrease in:	
Accounts Payable	-
Accounts Receivable	(1,853)
Loan Receivable	
Prepaid Expense	3,625
Other Payable	102
Income Tax Payable	
Total Adjustment	40,119
Net Cash Provided by Operating	51,077
Cash flows from investing activities:	
Purchase of marketable securities	(56,600)
Proceeds from sale of marketable securities	13,344
Reduced Margin Account	(7,269)
Capital expenditures	-
Net cash provided by (used in) investing activities	(50,525)
Cash flow from financing activities:	
Long term borrowing	-
Net cash provided by financing activities	-
Net change in cash and equivalents	552
Net cash and equivalents, beginning 12/31/2001	890
Net cash and equivalents, ending 12/31/2002	1,442

Supplemental disclosure of Cash Flow information	
Cash paid during the year for	
Income taxes	800
Interest	1,164

See accompanying auditor's report and notes to financial statements

LAGUNA FINANCIAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICAT ACCOUNTING POLICIES

Organization – the company was incorporated on March 6, 1987, pursuant to the laws of California to engage principally in the business of Securities Dealer/Broker.

Accounting Method – Income and expenses are reported on the accrual basis, which means that income is recognized as it is earned and expenses are recognized as they are incurred. The company has changed its year end from June 30 to December 31.

Property and Equipment – Property and equipment are stated at cost. The company depreciates its property and equipment using the straight line method base on the estimated useful lives of the assets.

Investment in Marketable Securities – Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the board of directors. The resulting difference between cost and market (or fair value) in included in income.

Aggregate Cost	Aggregate Market Value	Difference
$135,190	$97,260	$34,630

2. PENSION AND PROFIT SHARING PLAN

The Company's Pension Plan was terminated. Under the remaining Profit Sharing Plan, the firm is permitted to contribute a maximum of 25% of the compensation of each active participant. The contributions to the Profit Sharing Plan are discretionary.

3. CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. For the year ended December 31, 2002, the minimum net capital requirement of the Company was $50,000. At December 31, 2002, the company had net capital of $81,377.

4. RELATED PARTY TRANSACTIONS

The company's accounting books and records and income tax returns are maintained and prepared by Alex Alonzo Accountancy Corporation, which is 100% owned by the sole shareholder of Laguna Financial Corporation.

5. INCOME TAXES

The company has made S Corporation election effective at year ended 12/31/2001. In general, S Corporation does not pay any federal income tax. Shareholders of the S Corp. must report their shares of corporation income and deductions on their own tax returns. The income tax provision consists of the following

Current tax provision:	
State Income Tax	$ 800

SUPPLEMENTAL SCHEDULES AND REPORTS

February 18, 2003

U.S. Securities and Exchange Commission
Washington D. C. 20549

Gentlemen:

I, Yun Ye, affirm that, to the best of my knowledge and belief, the balance sheet of Laguna Financial Corporation, as of December 31, 2002, and the related statements of income, retained earnings, and statement of cash flow for the period January 1, 2002 to December 31, 2002, in conformity with generally accepted accounting principles.

My examination was made in accordance with generally accepted auditing standards, and accordingly, included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances.

I further affirm that neither the company nor any employee has a financial interest in Laguna Financial Corporation as of December 31, 2002.

Yun Ye
Certified Public Accountant

2/20/03
Date

LAGUNA FINANCIAL CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securitities and Exchange Commission
For the year ended December 31, 2002

Net Capital	
Total Stockholder's Equity	$ 122,796
Deduct Stockholders' Equity not allowable	-
Total Stockholder's Equity Qualified for Net Capital	122,796
Add	
A. Liabilities subordinate to claims of general creditors sllowable in computation of net capital	
B. Other (deductions)of allowable credits -	
Total capital and Allowable Subordinated Liabilities	122,796
Deductions and/or Charges	
A. Non-allowable assets	
Security not readily marketable	(3,300)
Exchange membership	
Furnitures, equipment and leasehold imp.	
Other assets	(19,327)
	100,169
B. Secured demand note deficiency	
C. Commodity futures contracts and spot commodities - proprietary capital charges	
D. Other deductions and/or charges	
Net Capital before Haircuts on Securities Positions	100,169
Haircut on securities	
(computed, where applicable, pursuant to rule 15c3-1(f))	
A. Contractual securities commitments	
B. Deficit in securities collateralizing secured demand notes	
C. Trading and investment securities	
1 Exempt securities	
2 Debt securities	
3 Options	
4 Other securities	(14,589)
D. Undue concentrations	(4,203)
E. Other	
Net Capital	81,377

See accompanying auditor's report and notes to financial statements

LAGUNA FINANCIAL CORPORATION
Reconciliation of Net Capital Per Audit to Net Capital Per Focus
For the year ended December 31, 2002

	Per Audit	Per Focus	Difference
Net Capital			
Total Stockholder's Equity	$ 122,796	$ 122,794	$ 2
Deduct Stockholders' Equity not allowable	-	-	-
Total Stockholder's Equity Qualified for Net Capital	122,796	122,794	2
Add			
A. Liabilities subordinate to claims of general creditors sllowable in computation of net capital			
B. Other (deductions)of allowable credits -			
Total capital and Allowable Subordinated Liabilities	122,796	122,794	2
Deductions and/or Charges			
A. Non-allowable assets			
Security not readily marketable	(3,300)	(3,300)	-
Exchange membership			
Furnitures, equipment and leasehold imp.	-	-	-
Other assets	(19,327)	(19,327)	-
	100,169	100,167	2
B. Secured demand note deficiency			
C. Commodity futures contracts and spot commodities - proprietary capital charges			
D. Other deductions and/or charges			
Net Capital before Haircuts on Securities Positions	100,169	100,167	2
Haircut on securities			
(computed, where applicable, pursuant to rule 15c3-1(f))			
A. Contractual securities commitments			
B. Deficit in securities collateralizing secured demand notes			
C. Trading and investment securities			
1 Exempt securities			
2 Debt securities			
3 Options			-
4 Other securities	(14,589)	(14,589)	
D. Undue concentrations	(4,203)	(4,203)	-
E. Other			
Net Capital	81,377	81,375	2

See accompanying auditor's report and notes to financial statements